March 25, 2022

VIA EDGAR SUBMISSION

Attn: Blaise Rhodes and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Container Store Group, Inc.

Form 10-K for Fiscal Year Ended April 3, 2021

Form 10-Q for Fiscal Quarter Ended January 1, 2022

File No. 001-36161

Dear Messrs. Rhodes and Decker:

The Container Store Group, Inc. (the “Company”) is pleased to respond to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 3, 2022. For ease of reference, the comment is repeated in italics below and followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended January 1, 2022

Financial Statements

Consolidated Statements of Cash Flows, page 7

We read your response to comment 1. Your net cash provided by operating activities appears to be overstated by 15% for the thirty-nine weeks ended January 1, 2022 and overstated by 11% for the twenty-six weeks ended October 2, 2021. Please revise your statements of cash flows for these periods to correct these errors and consider the need to file an Item 4.02 Form 8-K for non-reliance on previously issued financial statements. Alternatively, provide us with a detailed SAB 99 analysis supporting your conclusion that these errors in your statements of cash flows are not material in either period. Also, explain, if true, how you concluded there was not a material weakness in your internal control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of January 1, 2022 and October 2, 2021. Going forward, please also reflect the realized and unrealized gain (loss) amounts on your nonqualified retirement plan assets outside of income (loss) from operations, if material. Refer to Rule 5-03.7 of Regulation S-X.

RESPONSE

Executive Summary

●	Below we provide our detailed SAB 99 analysis supporting our conclusion that the errors identified in our statements of cash flows are not material in either period, based on a consideration of quantitative and qualitative factors applicable to the errors.

●	As a result, we have determined that revising the previously issued financial statements and the filing of an Item 4.02 Form 8-K for non-reliance on previously issued financial statements is neither necessary nor appropriate under these specific circumstances.

●	Below we describe in detail the basis for our conclusion that the control deficiencies relating to the errors at issue did not constitute a material weakness in our internal control over financial reporting, such that our disclosure controls and procedures were effective at the reasonable assurance level as of January 1, 2022 and October 2, 2021.

●	We confirm that, in future filings, we will, in accordance with S-X Rule 5-03.7, reflect the realized and unrealized gain (loss) amounts on our nonqualified retirement plan assets outside of income (loss) from operations, if material.

Background

The Company’s primary drivers of cash flow are for merchandise inventories and direct materials, payroll, store leases, capital expenditures, recent acquisitions and payments due under our existing credit facilities. The Company’s operating cash flows fluctuate as a result of moderate seasonality of sales, building inventory commensurate with sales and related purchases, and other business activities. As a result, the Company has historically generated a higher portion of cash flows from operations in the fourth quarter of the fiscal year, and we expect that our fiscal 2021 fourth quarter operating cash flow will be consistent with historical trends. Throughout this response letter, fiscal 2021 refers to the 52-week period ending on April 2, 2022 and fiscal 2020 refers to the 53-week period ended on April 3, 2021.

During fiscal 2021, the Company experienced unusually high inventory levels in the first thirty-nine weeks commensurate with the sales demand and increased supply chain costs. As a result, the Company’s net cash provided by operating activities was significantly lower for the thirty-nine weeks ended January 1, 2022 and for the twenty-six weeks ended October 2, 2021, as compared to the same periods in the prior year. The primary driver of the decrease in operating cash flows related to the increase in merchandise inventory. Additionally, in the prior-year periods, net cash provided by operating activities was impacted positively by the actions undertaken by the Company to preserve liquidity in fiscal 2020 as a result of COVID-19. These activities included temporary reductions in inventory purchases, temporary extension of third-party vendor payment terms, and reduced capital expenditures, as disclosed in the management’s discussion and analysis of financial condition and results of operations (MD&A) section of each interim Form 10-Q.

The Company maintains a rabbi trust for The Container Store Non-Qualified Retirement Plan with the purpose of holding assets intended to satisfy certain of its non-qualified plan obligations to eligible executive employees. The non-qualified plan assets represent a quantitatively insignificant amount of the Company’s total assets. In particular, the non-qualified plan assets totaled $4.0 million as of January 1, 2022 and $3.7 million as of October 2, 2021, or less than 1% of total assets in each respective fiscal period. As of January 1, 2022, the Company had a total of 40 participants in the plan, of which 27 were active employees. Of those, only 14 of the active employees are contributing to the plan. As of January 1, 2022, the average participant balance in the plan was approximately $100 thousand, and the largest individual participant balance was $775 thousand.

Transactions associated with the non-qualified plan are considered routine and occur in the ordinary course of business. Historically, there has been limited volume and activity for each fiscal year related to the purchases and sales of the underlying investments held in the rabbi trust. During the second quarter of fiscal 2021, however, there was an unusual increase in withdrawals from the non-qualified plan assets due to larger than normal lump sum payments as a result of executive retirements. The cash flows related to the executive retirements in the second quarter of fiscal 2021 are not indicative of the underlying trend of cash flows related to the non-qualified plan. The unusual increase in cash flows related to the executive retirements in the second quarter of fiscal 2021 have not otherwise occurred in the last two years and are unlikely to recur in the next two years. The cash flows related to the non-qualified plan are not one of the primary drivers of the Company’s cash flows.

Analysis of Materiality under SAB 99

We determined that the purchases and sales of the underlying investments held in the rabbi trust in accordance with Accounting Standards Codification (ASC) 230-10-45-11 through 45-13 should be included in the Consolidated statement of cash flows as an investing activity. As a result, there was a cash flow classification error as a result of which:

●	net cash provided by operating activities was overstated by $2.3 million for the thirty-nine weeks ended January 1, 2022 and overstated by $2.5 million for the twenty-six weeks ended October 2, 2021; and

●	net cash used in investing activities was correspondingly overstated by $2.3 million for the thirty-nine weeks ended January 1, 2022 and overstated by $2.5 million for the twenty-six weeks ended October 2, 2021.

To evaluate the materiality of the errors related to the overstatement of net cash provided by operating activities for the thirty-nine weeks ended January 1, 2022 and for the twenty-six weeks ended October 2, 2021, we considered the guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements). We also considered additional guidance regarding materiality in U.S. Auditing Standards “Reports on Audited Financial Statements.” In accordance with the guidance referenced above, we considered both quantitative and qualitative factors in our assessment of materiality as described below. In addition to the nine non-exclusive qualitative factors set forth in SAB 99, we also considered additional qualitative factors, set forth below, to ensure “a holistic and objective assessment from a reasonable investor’s perspective.” See Statement of Paul Munter, Acting Chief Accountant, “Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors” (Mar. 9, 2022), available at https://www.sec.gov/news/statement/munter-statement-assessing-materiality-030922.

Quantitative Analysis:

We have analyzed the impact of the error from a quantitative perspective to determine materiality as follows:

The error had no impact on income before taxes, net income or net income per common share for the thirteen and thirty-nine week periods ended January 1, 2022 or the thirteen and twenty-six week periods ended October 2, 2021. There was also no impact on the Consolidated balance sheets as of January 1, 2022 and October 2, 2021.

We have also evaluated the impact of the error in the Consolidated statement of cash flows based on forecasted annual pre-tax income. Given that we are a mature operating company that has historically been profitable, we believe the primary users of our financial statements focus on our operating results, primarily indicated by net sales and net income per common share. While there are no bright lines to determine the magnitude of a misstatement that is important to investors, we believe that given the nature of our business, using 5% of annual pre-tax income is instructive in considering the significance of the error in the context of the financial statements as a whole. Although our actual operating results may vary from our forward-looking information, we expect such amount to be in a range between $4.75 million to $5.75 million.

The error for the thirty-nine weeks ended January 1, 2022 was net $2.3 million and for the twenty-six weeks ended October 2, 2021 was net $2.5 million, and for both periods was substantially less than 5% of forecasted annual pre-tax income, as well as less than 5% of actual pre-tax income in each of the respective interim fiscal periods. As stated above, we have also considered the impact to income before taxes, net income, and net income per common share – diluted, noting no impact to these GAAP measures.

The Company also has considered the impact of the error on annual forecasted operating cash flows. As discussed above, the Company’s operating cash flows fluctuate as a result of moderate seasonality of sales, building inventory commensurate with sales and related purchases, and other business activities. The percentage impacts to operating cash flows in the interim Consolidated statements of cash flows in fiscal 2021 were exacerbated by the atypical disbursements from the rabbi trust combined with unusually high purchases of inventory as a result of increased sales demand and increased supply chain costs in those interim periods. The decrease in cash provided by operating activities due to the change in inventory on the Consolidated statements of cash flows was $64.9 million for the thirty-nine weeks ended

January 1, 2022 and $42.8 million for the twenty-six weeks ended October 2, 2021. We historically have generated a higher portion of cash flows from operations in the fourth quarter of the fiscal year. We anticipate that our fiscal 2021 fourth quarter operating cash flow will follow the same historical trend. As such, the Company expects the impact of the error on forecasted annual operating cash flows to be less than 5%. Under these circumstances, we believe the impact of interim period errors are best compared to annual trends, in accordance with ASC 250-10-45-27 (formerly Accounting Principles Board Opinion No. 28 ¶ 29).

The following table illustrates the impact of the adjustments for various measures in the interim financial statements:

	Twenty-Six Weeks Ended October 2, 2021
(In thousands, except per share amounts) (unaudited)	As Reported	Adjustment	As Corrected	% Change of As Corrected
Income before taxes	$59,920	$—	$59,920	0%
Net income	44,867	—	44,867	0%
Net income per common share - basic	0.91	—	0.91	0%
Net income per common share - diluted	0.88	—	0.88	0%
Net cash provided by operating activities	24,977	(2,462)	22,515	-11%
Net cash used in investing activities	(14,580)	2,462	(12,118)	-20%
Cash	23,137	—	23,137	0%

	Thirty-Nine Weeks Ended January 1, 2022
(In thousands, except per share amounts) (unaudited)	As Reported	Adjustment	As Corrected	% Change of As Corrected
Income before taxes	$78,905	$—	$78,905	0%
Net income	58,560	—	58,560	0%
Net income per common share - basic	1.19	—	1.19	0%
Net income per common share - diluted	1.16	—	1.16	0%
Net cash provided by operating activities	17,929	(2,338)	15,591	-15%
Net cash used in investing activities	(43,457)	2,338	(41,119)	-6%
Cash	19,008	—	19,008	0%

Qualitative Analysis:

We have also analyzed the impact of the error from a qualitative perspective to determine materiality. The qualitative factors that we considered included the following:

●	Whether the misstatement masks a change in earnings or other trends. As the error was a cash flow classification misstatement, it has no effect on earnings or other trends. The error also did not change the trend in fiscal 2021 cash flows from operations as compared to fiscal 2020. Fiscal 2021 cash flows from operations decreased as compared to prior year as a result of increased merchandise inventory due to increased freight and commodity costs, combined with increased unit levels to support increased sales trends and to account for longer lead times resulting from supply chain disruptions, which is disclosed in MD&A in the Form 10-Q for the fiscal quarter ended January 1, 2022 and the Form 10-Q for the fiscal quarter ended October 2, 2021. The error in question does not change the primary driver of the decrease in operating cash flows as disclosed in MD&A.

●	Whether the misstatement is a one-time item and does not alter investors’ perceptions of key trends affecting the entity. The underlying sales and purchases of investments held in the non-qualified plan have historically been immaterial. For the fiscal quarters ended January 1, 2022 and October 2, 2021, we had contributions of $137 thousand and $91 thousand, respectively, and withdrawals of $12.6 thousand and $2.6 million, respectively. During the second quarter of fiscal 2021, there was an increase in withdrawals from the non-qualified plan assets due to executive retirements. As noted above, we believe the cash flows related to the executive retirements in the second quarter of fiscal 2021 represented an aberrationally high amount of cash flows related to the non-qualified plan. Additionally, the primary driver of the decrease in operating cash flows in each respective fiscal period was related to the increase in merchandise inventory. For the thirty-nine weeks ended January 1, 2022 and the twenty-six weeks ended October 2, 2021, the decrease in cash provided by operating activities due to the change in inventory on the Consolidated statements of cash flows was $64.9 million and $42.8 million, respectively, as compared to the net $2.3 million and net $2.5 million errors in cash provided by operating activities for those same respective interim periods. Due to the relatively low quantitative significance of cash flows related to the non-qualified plan assets for the respective periods noted above, the Company respectfully submits that the error does not alter investors’ perceptions of key trends affecting the entity.

●	Whether the misstatement affects the overall accuracy of the financial statements. There was no impact to income before taxes, net income or net income per share, basic or diluted, in the Consolidated statements of operations for the thirteen and thirty-nine week periods ended January 1, 2022 or the thirteen and twenty-six week periods ended October 2, 2021, and no impact to the Consolidated balance sheets, including cash reported as of January 1, 2022 and October 2, 2021. The effect of the error is isolated to the Consolidated statements of cash flows for the reclassification of the purchases and sales of the underlying assets held in the rabbi trust from net cash provided by operating activities to net cash used in investing activities as noted in the table above. As a result, the Company believes the impact of the error on the Consolidated statements of cash flows does not affect the overall accuracy of the Consolidated financial statements.

●	Whether the misstatement affects a significant element of the financial statement (e.g., amount or disclosure is under greater scrutiny by users of the financial statements). Due to the non-qualified plan’s quantitative insignificance relative to total assets and the financial statements as a whole, the Company has historically provided limited disclosures on the non-qualified plan and the investments held in the rabbi trust. Additionally, the non-qualified plan has historically not been included in our analysts’ projections, nor has it been an item our investors have demonstrated an interest in. The plan assets totaled $4.0 million as of the third quarter of fiscal 2021 and $3.7 million as of the second quarter of fiscal 2021, as compared to total assets of $1.2 billion as of the third quarter of fiscal 2021 and $1.1 billion as of the second quarter of fiscal 2021. This equates to less than 1% of total assets in each respective fiscal period. As noted above, there was no impact to income before taxes, net income or net income per share, basic and diluted, reported in the Consolidated statement of operations for the thirteen and thirty-nine week periods ended January 1, 2022 or the thirteen and twenty-six week periods ended October 2, 2021 and no impact to the Consolidated balance sheets, including cash reported as of January 1, 2022 and October 2, 2021.

●	Whether the misstatement causes the disclosures to be inadequate or omit information not specifically required by US GAAP, but which is important to the understanding of the financial statements or conveys something in a false or misleading manner. The misstatement does not cause the interim financial disclosures to be inadequate and we do not believe the classification error between operating activities and investing activities would cause a reasonable user of the financial statements to be misled regarding our operating results or financial condition. As stated above, due to the immateriality of the non-qualified plan to the consolidated financial statements, the Company has historically provided limited disclosures on the non-qualified plan and the investments held in the rabbi trust.

●	Whether the misstatement changes a loss into income or vice versa. As noted above, the error had no impact on net income for the thirteen and thirty-nine weeks ended January 1, 2022 or the thirteen and twenty-six weeks ended October 2, 2021.

●	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. As the error would not change net income, net income per common share, basic and diluted, or income available to common shareholders in the thirteen and thirty-nine week periods ended January 1, 2022 or the thirteen and twenty-six week periods ended October 2, 2021, the misstatement does not hide a failure to meet analysts’ expectations for those periods. During each of the respective periods, the Company exceeded analysts’ expectations for those periods as well as the Company’s previously-issued guidance regarding net sales and earnings per share. The error at issue had no impact on these results. The Company does not provide quarterly guidance on operating cash flows, nor do our analysts develop expectations for operating cash flows.

●	Whether the misstatement affects other information communicated in documents containing the unaudited financial statements that may reasonably be expected to influence the economic decision of the users of the financial statements (e.g., information included in “management’s discussion and analysis”). The Company’s operating cash flow metric historically fluctuates during interim periods as a result of moderate seasonality of net sales and inventory purchases. During fiscal 2021, the Company experienced unusually high inventory levels in the first thirty-nine weeks commensurate with the sales demand and increased supply chain costs. As a result, the Company’s net cash provided by operating activities was significantly lower for the thirty-nine weeks ended January 1, 2022 and for the twenty-six weeks period ended October 2, 2021, as compared to the same periods in the prior year. Additionally, in the prior year periods, the net cash provided by operating activities was impacted positively by the actions undertaken by the Company to preserve liquidity in fiscal 2020 as a result of COVID-19. These activities included temporary reductions in inventory purchases, temporary extension of third-party vendor payment terms, and reduced capital expenditures, which is disclosed in the MD&A section of each interim Form 10-Q. The Company disclosed the primary drivers of the changes in cash flows and does not consider the underlying purchases and sales of the assets held in the rabbi trust to be a primary driver of cash flows, as they were quantitatively insignificant relative to the Consolidated statement of cash flows as a whole. As a result of these factors, we do not believe the cash flow reclassification error would influence the economic decisions of the users of the financial statements.

●	Whether the misstatement resulted from the motivation of management. The intent and purpose of the non-qualified plan assets held in the rabbi trust is to satisfy the compensation-related liabilities of the plan. Management has directed the trustee of the rabbi trust to invest in assets commensurate with the elections made by non-qualified plan participants. Management has not used the plan assets for any other operating purposes, other than settling the liabilities of the plan. Management has not made matching contributions to the plan asset, as all contributions to the plan asset have come directly from deferred compensation of the participants. Management was not incentivized nor motivated to misclassify the purchases and sales of the underlying investments held in the rabbi trust.

●	Whether the misstatement relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements. In future filings, the Company will update the investing activity in the Consolidated statements of cash flows to present two additional line items titled, 1) Investments in non-qualified plan trusts and 2) Proceeds from non-qualified plan trust redemptions, to reflect the purchases and sales of the underlying investments held in the rabbi trust in accordance with ASC 230-10-45-11 through 45-13. We do not expect the reclassification of non-qualified plan assets on the Consolidated statement of cash flows to have a material effect on future periods’ consolidated financial statements. As stated above, as of January 1, 2022, the non-qualified plan assets held in the rabbi trust were $4.0 million, which is less than 1% of total assets. As of January 1, 2022, we had a total of 40 participants in the plan, of which 27 were active employees. Only 14 of the active employees are contributing to the plan. As of January 1, 2022, the average participant balance in the plan was approximately $100 thousand, and the largest individual participant balance was $775 thousand which, pursuant to the participant’s election, will be paid out over a 15-year period as opposed to in a lump sum.

●	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The error arose from an item capable of precise measurement, rather than an estimate.

●	Whether the misstatement involves concealment of an unlawful transaction. The error does not involve concealment of an unlawful transaction.

●	Whether the misstatement relates to sensitive matters. The misstatement does not relate to sensitive matters. Historical disclosures have included limited information about the non-qualified plan.

●	Whether the misstatement relates to items involving related parties or known users (e.g., whether the external parties to the transaction are related to the entity’s management). The misstatement related to the non-qualified plan assets held in a rabbi trust. The settlement of sales and purchases are between the Company and the third party service provider (i.e., trustee) that is not considered by management to be a related party.
●	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The error had no effect on management’s compensation in the respective periods.

●	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The correction of the error would not change the segment information presented in the respective financial statements. The error did not play a significant role in the operations or profitability of the Company or its segments.

●	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The error does not affect the Company’s compliance with regulatory requirements.

●	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. Loan covenants and other contractual requirements were not affected by the error.

Based on the foregoing analysis, we concluded that the facts and circumstances relating to the errors do not present a substantial likelihood of affecting the judgment of a reasonable investor with respect to the Company’s securities. As a result, we have determined that revising the previously issued financial statements and the filing of an Item 4.02 Form 8-K for non-reliance on previously issued financial statements is neither necessary nor appropriate under these specific circumstances.

Evaluation of Internal Control over Financial Reporting

The Company has evaluated whether a material weakness exists in its internal control over financial reporting and whether our disclosure controls and procedures were effective as of January 1, 2022 and October 2, 2021. In doing so, for the indicated periods, we considered the quarterly procedures we perform to self-assess the design and operating effectiveness of our controls with established SEC guidance on such controls and procedures (i.e. SOX 302 assessment); the overall design of our internal control over financial reporting and disclosure controls and procedures; and the nature of the particular error related to the non-qualified plan assets held in the rabbi trust.

Throughout the course of preparing and reviewing any periodic report, the Financial Reporting team and employees from Accounting and certain other departments regularly discuss and resolve comments and questions and make necessary revisions. With respect to the Consolidated statement of cash flows, the Financial Reporting team prepares and the Director of Financial Reporting reviews the year-to-date balance sheet changes and classifies transactions as a part of operating, investing or financing activities based on guidance in ASC 230. We also identify and properly account for and disclose non-cash transactions. For material transactions that present additional complexity, or are unusual or infrequent in nature, such as our recent acquisition of Closet Works, we perform an additional review of the guidance in ASC 230 to ensure appropriate treatment on the Consolidated statement of cash flows.

As discussed above, the assets in the rabbi trust as of January 1, 2022 and October 2, 2021 were less than 1% of total assets for each respective fiscal period and, historically, there has been limited volume and activity for each fiscal year related to the purchases and sales of the underlying investments held in the rabbi trust. Given the historical insignificance of the assets in the rabbi trust, the Company did not implement specific review controls relating to the classification of cash flow changes related to out of the ordinary investing activities relating to the rabbi trust. Management has determined that the absence of specific internal controls related to the review of cash flows relating to the rabbi trust constitutes a deficiency in internal control over financial reporting; however, in reaching our conclusion we determined that the rabbi trust is the only balance of unique nature on the cash flow statement that would be subject to an additional review control to ensure appropriate classification of cash flows. For the reasons described below, we do not consider the control deficiency relating to accounting for cash flows relating to the rabbi trust to be a material weakness.

Material Weakness

Auditing Standard (AS) 2201 characterizes a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

As indicated above, there was no impact to income before taxes, net income or net income per share, basic or diluted, in the Consolidated statements of operations or to the Consolidated balance sheets. The identified error is limited to the Consolidated statements of cash flows related to the reclassification of approximately $2.5 million for the abnormally large settlement of deferred compensation and related sale of the underlying assets held in a rabbi trust in the second quarter of fiscal 2021.

We have evaluated what we believe is the maximum exposure related to the above described internal control deficiency and concluded the maximum classification error that could have occurred was $2.5 million, as it includes the settlement of the two largest participants in fiscal 2021, both of which elected lump-sum payments and retired in fiscal 2020. As of January 1, 2022, the average participant balance in the plan was approximately $100 thousand, and the largest remaining individual participant balance was $775 thousand, for which pursuant to the participant’s election, will be paid out over a 15-year period as opposed to in a lump sum. As the majority of the remaining individual’s balances that could be distributed via a lump-sum payment are not individually large and we believe it is unlikely that a large number of the remaining 27 active participants would elect to require payment in the same fiscal period, we have concluded that it is unlikely that an amount exceeding the amount misclassified in the statement of cash flows for the interim periods in fiscal 2021 could ever occur. Accordingly, we do not believe there was a reasonable possibility that the Company’s controls would have failed to detect a material misstatement based on the maximum exposure and conditions applicable to the remaining plan participants.

We also considered other indicators of a material weakness set forth in AS 2201, which include: fraud; material misstatement not detected by company controls; and ineffective oversight of financial reporting and internal control by management, including the Audit Committee.

Absence of Fraud Considerations:

We did not identify any indicators of the intent to deceive or defraud investors in the reporting of this immaterial error by internal or external personnel involved in the preparation of the Consolidated statements of cash flows; indicators such as pressure, opportunity and/or rationale for perpetuating fraud were considered and not deemed present given that management’s compensation is not based on measures from the Consolidated statement of cash flows.

Financial Reporting Oversight:

We do not consider our existing financial reporting oversight controls to be inadequately designed or operating ineffectively to detect material misstatements in the Consolidated statements of cash flows. As discussed above, we concluded the identified immaterial error is the result of a design deficiency in our internal controls for the review of the Consolidated statement of cash flows. We assessed the root cause of this design deficiency and concluded:

1.	Our internal controls relating to the Consolidated statement of cash flows were designed to appropriately identify and classify cash flows that are consistent with the routine operating, investing and financing activities of our business. Additionally, our internal controls were designed to identify new, material activities impacting the Consolidated statement of cash flows, as demonstrated by our identification and proper classification of the business acquisition included in investing activities for the thirty-nine week period ended January 1, 2022. However, the design of our internal controls for the Consolidated statement of cash flows did not prompt the reviewer to identify changes less than $3.25 million in the balance sheet that were operational in nature and atypical, resulting in the possible misclassification between operating, investing and financing activities.

2.	Commensurate with the factors discussed in “1.”, the design of our internal controls for the Consolidated statement of cash flows did not properly identify the changes for atypical activities historically concluded to be immaterial. During the thirty-nine week period ended January 1, 2022 and the twenty-six week period ended October 2, 2021, the changes in the rabbi trust requiring classification in investing activities were not identified. However, we do not believe that a change in the rabbi trust could have been greater than 5% of actual income before taxes for each of the interim fiscal periods, as discussed above. Additionally, when evaluating the maximum exposure of the classification error, we concluded the rabbi trust would be the only balance of unique nature that would be subject to the addition of a review control to identify atypical activities, that if material could result in a classification error.

Effective Oversight of Internal Controls by Management:

Quarterly, the Company’s management evaluates whether its existing internal controls remain designed and operating effectively to prevent and detect material misstatements. As noted above, we continue to assert that our controls remain effective at preventing and detecting misstatements of greater than 5% of annual income before taxes on our Consolidated financial statements. However, we acknowledge that our existing review controls surrounding the Consolidated statements of cash flows, were not designed to detect classification errors of atypical cash flow changes relating to the rabbi trust. Therefore, we will implement and evaluate the design of our specific internal controls related to the review of cash flows relating to the rabbi trust in advance of our Form 10-K for the fiscal year ending April 2, 2022, and in the future.

Based upon these considerations, the Company has evaluated the immaterial reclassification error in the Consolidated statement of cash flows related to the non-qualified plan assets held in the rabbi trust and does not believe it results in a material weakness in internal control over financial reporting.

Future Application of S-X Rule 5-03.7

Finally, in response to the Staff’s comments, in future filings, we will reflect the realized and unrealized gain (loss) amounts on the non-qualified retirement plan assets below income (loss) from operations, if material, in accordance with Rule 5-03.7 of Regulation S-X.

Please do not hesitate to telephone the undersigned at (972) 538-6787 if you have any questions regarding this response letter.

Very truly yours,

/s/ Jeffrey A. Miller

Jeffrey A. Miller

Chief Financial Officer